EXHIBIT 99.1

Equinor ASA: Announcement of dividend per share in NOK for the first quarter 2020

Equinor (OSE: EQNR, NYSE: EQNR) announced on 23 April 2020 dividend per share of USD 0.09 for first quarter 2020. See also separate dividend announcement on 7 May 2020.

The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 17 August 2020, in total seven business days.

Average Norges Bank fixing rate for this period was 8.8921. First quarter 2020 dividend per share is consequently NOK 0.8003.

On 28 August 2020, dividend will be paid to shareholders on Oslo Børs (Oslo Stock Exchange) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act